March 4, 2013

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:

Responses to the Securities and Exchange Commission
Staff Comments dated February 5, 2013, regarding Energizer Resources Inc.
Form 10-K for Fiscal Year Ended June 30, 2012

Filed September 24, 2012 File No. 000-51151

Ladies and Gentlemen:

This letter responds to the staff’s comments set forth in the February 5, 2013 letter regarding the above-referenced Form 10-K for the fiscal year ended June 30, 2012. For your convenience, the staff’s comments are included below, and we have numbered our responses accordingly. Our responses are as follows:

Staff Comment No. 1.

We note your disclosure of mineral resources throughout your filing. As a company incorporated in the United States, the provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves in filings with the United States Securities and Exchange Commission. Please revise to remove all references to and estimates of mineral resources.

Energizer’s Response: We have noted your comment and revised the disclosure to exclude terms other than proven or probable reserves in accordance with Industry Guide 7.

Staff Comment No. 2.

Please revise to include a brief overview of the vanadium and graphite markets including current pricing, historical pricing, and the significant pricing indexes for these commodities.

Energizer’s Response: We have noted your comment and revised the disclosure to include information about the vanadium and graphite markets and pricing. This information can be found under the captions “Graphite Market and Pricing” and “Vanadium Market and Pricing” where the Madagascar properties are discussed.

Staff Comment No. 3.

Please disclose the information required under section (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

Energizer’s Response: We have noted your comment and revised the disclosure to include information about infrastructure, power and water. This information can be found under the caption “Madagascar Infrastructure” and “Property Description and Location” where the Sagar property is discussed.

Staff Comment No. 4.

We note that you disclose several sample results as the average aggregate graphite intersection. Please define and explain the term average aggregate and, if necessary, modify your disclosure accordingly.

Energizer’s Response: We have noted your comment and revised the disclosure to remove all references to “average aggregate”.

Staff Comment No. 5.

Please provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

Energizer’s Response: We have noted your comment and revised the disclosure to include information about QA/QC protocols. This information can be found under the caption “QA/QC Protocols” when the Madagascar properties are discussed.

Staff Comment No. 6.

We note your disclosure of a resource target for your Molo project. Please revise to remove resource targets from your disclosure. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission as defined in section (a) of Industry Guide 7.

Energizer’s Response: We have noted your comment and revised the disclosure to remove resource targets from our disclosure.

Staff Comment No. 7.

In addition, please revise to remove speculative statements until defined by a technical study. In this regard we reference your disclosure regarding a viable mining opportunity for your Molo project.

Energizer’s Response: We have noted your comment and revised the disclosure to remove any speculative statements regarding a viable mining opportunity for our Molo project.

Staff Comment No. 8.

Please provide an overview of the exploration and mining permit requirements for companies operating in the locations in which you operate. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

Energizer’s Response: We have noted your comment and revised the disclosure to include information about permits required in the jurisdictions that we operate in. This information can be found under the caption “Permitting in Madagascar” when the Madagascar properties are discussed and “Property Description and Location” when the Sagar property is discussed.

Staff Comment No. 9.

We note that risk factors on pages 36, 37 and 42 identify the company as an “emerging growth company.” Please advise us of the basis for your conclusion that the company qualifies as an emerging growth company or remove all disclosure relating to emerging growth company status from your Form 10-K. Refer to Jumpstart Our Business Startups Act, Frequently Asked Questions, Question (2), which can be found on our website.

Energizer’s Response: We have noted your comment and revised the disclosure throughout to exclude references identifying our Company as an emerging growth company.

Staff Comment No. 10.

We note your disclosure on page 46 that you plan to incur approximately $500,000 - $1,000,000 on exploration up to December 31, 2012 on the Madagascar properties. Please quantify the anticipated cost of exploration activities for the fiscal year and describe in detail the exploration activities for the Madagascar properties, the costs associated with achieving those activities and sources of funds needed to cover those costs and expenses.

Energizer’s Response: We have noted your comment and revised the disclosure to include our budget up (anticipated cost of exploration activities ) to the end of our fiscal year end of June 30, 2013. This information can be found under Item 7 under the caption “Estimated Exploration Budget”.

Staff Comment No. 11.

Please amend to provide a conclusion on the effectiveness of your internal control over financial reporting as of June 30, 2012. Your disclosed conclusion is as of June 30, 2011. Please note that if you conclude that your internal control over financial reporting is not effective as of June 30, 2012, you should consider such conclusion’s impact on the effectiveness of your disclosure controls and procedures as of June 30, 2012.

Energizer’s Response: We have noted your comment and revised the disclosure to correct the Scribner’s error and reference June 30, 2012.

Staff Comment No. 12.

We note your disclosure regarding related party transactions in Note 6 to the Consolidated Financial Statements. Please revise the disclosure on page 62 to provide all of the information required by Item 404(a) of Regulation S-K. Refer to Item 404(d) of Regulation S-K.

Energizer’s Response: We have noted your comment and revised the disclosure to provide all of the information required by Item 404(a) of Regulation S-K. Refer to Item 404(d) of Regulation S-K.

Staff Comment No. 13.

We note that your Form 10-K for the fiscal year ended June 30, 2012 was not signed on behalf of the registrant by your principal financial officer or your principal accounting officer, both of which are required by General Instruction D(2)(a) to Form 10-K. Please revise to include the appropriate signatures.

Energizer’s Response: We have noted your comment and revised the disclosure to include the appropriate signatures.

Staff Comment No. 14.

We note your disclosure on page 7 that on July 9, 2009, you entered an agreement to acquire the remaining 25% interest in the Green Giant Property. However, it appears that the agreement pursuant to which you acquired the remaining 25% interest in the Green Giant Property has not been filed with the Commission. Refer to Item 601(b)(10) of Regulation S-K. Please amend to file this agreement as an exhibit to your Form 10-K.

Energizer’s Response: We have noted your comment and revised the disclosure to include the agreement to acquire the remaining 25% interest in the Green Giant Property, filed as Exhibit 10.5.

Staff Comment No. 15.

We note your disclosure on page 7 that on December 14, 2011, you entered into a Definitive Joint Venture Agreement with Malagasy to acquire a 75% interest to explore and develop a defined group of industrial minerals. It appears that the Definitive Joint Venture Agreement has not been filed with the Commission. Refer to Item 601(b)(10) of Regulation S-K. Please amend to file this agreement as an exhibit to your Form 10-K.

Energizer’s Response: We have noted your comment and revised the disclosure to include the Definitive Joint Venture Agreement with Malagasy, filed as Exhibit 10.6.

* * * * *

Energizer Resources Inc. hereby acknowledges that:

•	Energizer Resources Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	Energizer Resources Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding our response letter, please do not hesitate to contact the undersigned at (416) 364-4911.

Sincerely,

Energizer Resources Inc.

/s/ Peter Liabotis

Peter Liabotis

Senior Vice President and Chief Financial Officer

cc: Jill Arlene Robbins, P.A.